Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-289926

Prospectus Supplement No. 1

(To Prospectus dated September 25, 2025)

Robo.ai Inc.

UP TO 295,145,910 CLASS B ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 25, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-289926), as amended and supplemented, with the information contained in our Current Report on Form 6-K, furnished with the Securities and Exchange Commission on September 29, 2025. The Prospectus relates to the potential offer and sale from time to time by the selling securityholders named in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 295,145,910 Class B ordinary shares, par value US$0.0001 per share, of Robo.ai Inc.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the trading symbol “AIIO.” On September 29, 2025, the closing price of our Class B ordinary shares on Nasdaq was $1.93.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 29, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 6-K

_________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

Office 114-117, Floor 1, Building A1,
Dubai Digital Park, Dubai Silicon Oasis,
Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim report of Robo.ai Inc. for the six months ended June 30, 2025
101.INS	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.
Date: September 29, 2025	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

2

Exhibit 99.1

ROBO.AI INC.

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 and June 30, 2024, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America. These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on our annual report on Form 20-F on June 10, 2025 (the “2024 Annual Report”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 2024 Annual Report.

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•        the ability to maintain the listing of Robo.ai Inc.’s securities on the Nasdaq Capital Market;

•        our market opportunity and our ability to acquire new customers and retain existing customers;

•        our ability to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences;

•        the timing and impact of our growth initiatives on our future financial performance;

•        the occurrence of one or more high profile accidents by autonomous driving vehicles that result in lower customer demand or more stringent regulations in one or more jurisdictions in which we intend to operate;

•        our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

•        alternative autonomous driving products and technological improvements by our peers and competitors;

•        our ability to raise capital;

•        the possibility that we may be adversely affected by other economic, business and/or competitive factors, which might be beyond our control;

•        changes in applicable laws or regulations; and

•        all other risks and uncertainties described in “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information — D. Risk Factors” in our 2024 Annual Report, as well as in other documents filed by us from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes contained in our 2024 Annual Report. This report, including the discussion below, concerns our unaudited condensed consolidated financial information as of June 30, 2025 and for the six months ended June 30, 2025 and 2024. The discussion of our financial information for the years ended December 31, 2024, 2023 and 2022 is included in our 2024 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this document for cautions about forward-looking statements.

Results of Operations

The following tables set forth a summary of the Company’s unaudited condensed consolidated results of operations for the periods presented. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)
	(In USD in thousands)
Net revenue	$864	$7,117
Cost of revenues	(1,549)	(8,265)
Gross loss	(685)	(1,148)
Operating expenses:
General and administrative expenses	(5,324)	(12,850)
Selling expenses	(315)	(865)
Research and development expenses	(34)	(2,133)
Total operating expenses	(5,673)	(15,848)
Loss from operations	(6,358)	(16,996)

Other loss, net:
Other income (expenses), net	6,603	(557)
Interest (expense) income, net	(2,551)	21
Financial expenses	—	(15,000)
Changes in fair value of derivative warrant liabilities	(45)	(153)
Total other income (loss)	4,007	(15,689)

Loss before income tax provision	(2,351)	(32,685)
Income tax provision	—	—
Net loss	$(2,351)	$(32,685)

Comparison of the Six Months Ended June 30, 2025 and 2024

Net Revenue

Net revenue for the six months ended June 30, 2025 and 2024 were US$0.9 million and US$7.1 million, respectively, with a decrease of US$6.2 million, or 87.9%, primarily due to discontinuation of our Rabdan-branded vehicle line and intense market competition.

Cost of Revenues

Our cost of revenues decreased by US$6.8 million, or 81.3%, from US$8.3 million for the six months ended June 30, 2024 to US$1.5 million for the six months ended June 30, 2025, primarily attributable to the decrease of revenue.

General and Administrative Expenses

The Company’s general and administrative expenses decreased by approximately 58.6%, from US$12.9 million for the six months ended June 30, 2024, to US$5.3 million for the six months ended June 30, 2025. This decrease was primarily attributable to the overall downsizing of the Company’s operations, resulting in (i) a reduction of US$5.7 million in payroll expenses, (ii) a decrease of US$0.7 million in office expenses, and (iii) a decrease of US$0.6 million in rental expenses, partially offset by (iv) a reversal of credit losses of US$0.4 million recognized for the six months ended June 30, 2025.

Selling Expenses

Our selling expenses decreased by US$0.6 million, or 63.6%, from US$0.9 million for the six months ended June 30, 2024 to US$0.3 million for the six months ended June 30, 2025, primarily attributable to our business downsizing in 2025 resulting in the decrease in payroll expenses, freight expenses and marketing and promotional expenses.

Research and Development Expenses

The Company’s research and development expenses decreased by approximately 98.4%, from US$2.1 million for the six months ended June 30, 2024 to US$33,985 for the six months ended June 30, 2025, primarily due to lower expenses related to vehicle development, as well as a decrease in R&D related payroll expenses as result of decrease in the number of R&D staffs during the period.

Loss from Operations

As a result of the foregoing, the Company’s loss from operations increased by approximately 62.6%, from US$17.0 million for the six months ended June 30, 2024 to US$6.4 million for the six months ended June 30, 2025.

Other Income (expenses), net

The Company recorded net other income of US$6.6 million for the six months ended June 30, 2025, primarily due to a gain of approximately US$5.8 million arising from the resolution of a legal dispute. In comparison, the Company recorded net other expenses of US$0.6 million for the six months ended June 30, 2024, mainly attributable to interest accrued on enforcement payments and expenses recognized in connection with legal disputes.

Interest (expense) income, net

Our net interest expense was US$2.6 million for the six months ended June 30, 2025, compared with a net interest income of approximately US$0.02 million for the same period in 2024, primarily due to interest accrued on overdue loans from a third party in 2025.

Financial Expenses

Financial expenses were nil and US$15.0 million for the six months ended June 30, 2025 and 2024, which represented a 15% guaranteed annual return on a PIPE investment that be obligated by several shareholders of the Company. Please see Note 7 PIPE Escrow Account to our unaudited condensed consolidated financial statements in this report for details.

Net Loss

As a result of the foregoing, the Company incurred a net loss of US$2.4 million and US$32.7 million for the six months ended June 30, 2025 and 2024, respectively, representing a decrease in net loss of approximately 92.8%.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended June 30, 2025 and 2024, the Company incurred significant and recurring operating losses of US$2.4 million and US$32.7 million, and the negative cash flows from operating activities of approximately US$1.0 million and US$21.4 million, respectively. Additionally, the Company reported an accumulated deficit of approximately US$739.3 million as of June 30, 2025, as compared to US$737.0 million as of December 31, 2024.

In addition to the deteriorating cash position and ongoing losses, the Company remains dependent on external sources of financing, which may not be available on acceptable terms or in sufficient amounts, if at all. Furthermore, the Company is exposed to unresolved litigation and guarantee obligations that may further strain its limited financial resources.

While management has disclosed intentions to secure additional financing and reduce expenditures, no definitive arrangements have been executed, and no viable pathway to financial stability has been demonstrated. In light of these conditions and absent the successful execution of a comprehensive restructuring or financing strategy in the near term, the Company does not appear to have the ability to meet its obligations as they become due within one year after the date the financial statements are issued. Accordingly, substantial doubt about the Company’s ability to continue as a going concern is not alleviated.

The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ROBO.AI INC.

ROBO.AI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$147	$148
Restricted cash	1,161	1,139
Advance to suppliers	1	143
Inventories, net	982	2,423
Prepaid expenses and other current assets, net	28,628	28,699
Total current assets	30,919	32,552

Non-current assets:
Property and equipment, net	1,959	2,502
Intangible assets, net	17	28
Operating lease right-of-use asset	2,046	6,383
Total non-current assets	4,022	8,913

TOTAL ASSETS	$34,941	$41,465

Liabilities
Current liabilities:
Accounts payable	25,348	25,308
Advance from customers	85	85
Loans from a third party	14,582	13,417
Warrant liabilities	97	52
Amounts due to related parties	5,489	5,295
Accrued expenses and other current liabilities	56,178	56,821
Lease liabilities, current	1,084	2,250
Total current liabilities	102,863	103,228

Non-current liabilities:
Lease liabilities, non-current	1,293	4,804
Total non-current liabilities	1,293	4,804

TOTAL LIABILITIES	104,156	108,032

Shareholders’ equity
Class A Ordinary shares* (par value of US$0.0001 per share; 100,000,000 Class A Ordinary Shares authorized, as of both June 30, 2025 and December 31, 2024; 36,350,011 Class A Ordinary Shares issued and outstanding as of both June 30, 2025 and December 31, 2024)	4	4
Class B Ordinary Shares* (par value of US$0.0001 per share; 400,000,000 Class B Ordinary Shares authorized, as of both June 30, 2025 and December 31, 2024; 255,849,682 Class B Ordinary Shares issued and outstanding as of both June 30, 2025 and December 31, 2024)	26	26
Additional paid-in capital	678,528	678,528
Accumulated deficit	(739,285)	(737,049)
Accumulated other comprehensive loss	(4,347)	(4,105)
Robo.ai Shareholders’ equity	(65,074)	(62,596)
Non-controlling interests	(4,141)	(3,971)
Total Shareholders’ equity	(69,215)	(66,567)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$34,941	$41,465

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2024
	(Unaudited)
Net revenue	$864	$7,117
Cost of revenues	(1,549)	(8,265)
Gross loss	(685)	(1,148)
Operating expenses:
General and administrative expenses	(5,324)	(12,850)
Selling expenses	(315)	(865)
Research and development expenses	(34)	(2,133)
Total operating expenses	(5,673)	(15,848)
loss from operations	(6,358)	(16,996)
Other loss, net:
Other income (expenses), net	6,603	(557)
Interest income, net	(2,551)	21
Financial expenses	—	(15,000)
Changes in fair value of derivative warrant liabilities	(45)	(153)
Total other income (loss)	4,007	(15,689)

Loss before income tax provision	(2,351)	(32,685)
Income tax provision	—	—
Net loss	$(2,351)	$(32,685)
Less: Net loss contributed to noncontrolling interests from continuing operations	(115)	(479)
Net loss attributable to shareholders	(2,236)	(32,206)
Other comprehensive loss
Foreign currency translation loss	(297)	(342)
Total comprehensive loss	$(2,648)	$(33,027)
Loss per ordinary share attributable to shareholders
Basic and Diluted	(0.01)	(0.11)
Weighted average number of ordinary shares outstanding
Basic and Diluted	292,199,693	292,199,693

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUTY (DEFICIT)
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total Company’s equity (deficit)	Non- controlling interests	Total shareholders’ equity (deficit)
	Share	Amount	Share	Amount
Balance as of December 31, 2023	36,350,011	$4	255,849,682	$26	$633,528	$(564,514)	$(4,294)	64,750	$(3,816)	$60,934
Net loss	—	—	—	—	—	(32,206)	—	(32,206)	(479)	(32,685)
Foreign currency translation	—	—	—	—	—	—	(342)	(342)	—	(342)
Contribution from shareholders	—	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2024	36,350,011	4	255,849,682	26	633,528	(596,720)	(4,636)	32,202	(4,295)	27,907

Balance as of December 31, 2024	36,350,011	$4	255,849,682	$26	$678,528	$(737,049)	$(4,105)	(62,596)	$(3,971)	$(66,567)
Net loss	—	—	—	—	—	(2,236)	—	(2,236)	(115)	(2,351)
Foreign currency translation	—	—	—	—	—	—	(242)	(242)	(55)	(297)
Balance as of June 30, 2025	36,350,011	$4	255,849,682	$26	$678,528	$(739,285)	$(4,347)	(65,074)	$(4,141)	$(69,215)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,351)	$(32,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	357	388
Amortization of operating lease right-of-use asset	732	1,320
Changes in fair value of warrant liabilities	45	153
Disposal loss of property and equipment	126	21
Inventory write-downs	670	—
Reversal of expected credit losses	(1,049)	—
Impairment loss	606
Financial expenses on PIPE	—	15,000
Interests on loans from a third party	900	433
Loss of early termination of operating lease	55	31
Changes in assets and liabilities:
Accounts receivable, current	(19)	824
Advance to supplier	260	22
Inventories	856	4,825
Prepaid expenses and other current assets	(153)	1,203
Amounts due from/due to related parties	476	766
Operating lease	(1,127)	(1,089)
Accounts payable	(55)	(4,537)
Accrued expenses and other current liabilities	(1,354)	(8,029)
Net cash used in operating activities	(1,025)	(21,354)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(25)
Proceeds from disposal of property and equipment	124	—
Loan to related parties	(41)	—
Net cash provided by (used in) investing activities	83	(25)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties	782	—
Repayments of loan from related parties	(54)	—
Loan proceeds from a third party	136	—
Net cash provided by financing activities	864	—

Effect of exchange rate changes	99	91

Net increase (decrease) in cash and cash equivalents	21	(21,288)
Cash and cash equivalents and restricted cash, at beginning of the period	1,287	23,390
Cash and cash equivalents and restricted cash, at end of the period	$1,308	$2,102

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Expenses paid by a third party on behalf of the Company	407	—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ICONIQ HOLDING LIMITED (“ICONIQ”) was incorporated under the laws of the Cayman Islands on March 11, 2021 as an exempted company with limited liability.

On April 15, 2022, ICONIQ entered into a business combination agreement, as amended on September 28, 2022 (the “Business Combination Agreement”), with (i) East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), (ii) Navy Sail International Limited, a British Virgin Islands company, in the capacity as the representative of East Stone and the shareholders of East Stone immediately prior to Closing (as defined below) from and after the Closing, (iii) Robo.ai Inc. (“Robo.ai,” formerly known as NWTN Inc., the “Company” or “Pubco”), an exempted company incorporated with limited liability in the Cayman Islands, (iv) Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Pubco (the “First Merger Sub”), and (v) Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of the Company being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into East Stone (the “Second Merger”, and together with the First Merger, the “Mergers”), with East Stone surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of East Stone being converted into the right to receive substantially equivalent securities of the Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

The Company and its subsidiaries primarily engage in smart electric vehicles design and development through its direct or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

Reverse recapitalization

On November 11, 2022 (the “Closing Date”), East stone and NWTN consummated the closing of the Transaction of East Stone and NWTN, following the approval at a Special Meeting of the shareholders on November 10, 2022. Following the consummation of the Transaction, ICONIQ as a wholly-owned subsidiary of NWTN and the outstanding shares of ICONIQ being converted into the right to receive shares of NWTN, the combined company will retain the NWTN name.

ICONIQ was determined to be the accounting acquirer given ICONIQ effectively controlled the combined entity after the transaction. The transaction is not a business combination because East Stone was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by ICONIQ for the net monetary assets of the Company, accompanied by a recapitalization. ICONIQ is determined as the accounting acquirer and the historical financial statements of ICONIQ became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 32,715,010 Pubco Class A ordinary shares (the “Pubco Class A Ordinary Shares”). All of the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 207,314,707 Pubco Class B ordinary shares (the “Pubco Class B Ordinary Shares”), which has been restated retrospectively to reflect the equity structure of the Company. Loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The par value of ordinary shares remained US$0.0001, the difference of US$9,513 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022. The consolidated statements of changes in shareholders’ deficit for the years ended December 31, 2022 and 2021 were also adjusted retrospectively to reflect these changes.

History of the Group and Reorganization

The Company commenced its operations through Tianjin Tianqi Group Co., Ltd (“Tianqi Group”) in 2017.

In preparation for its IPO, the Group completed a reorganization (the “Reorganization”) on January 19, 2022, which involved the following steps:

•        Formation of ICONIQ, ICONIQ Motors Limited, ICONIQ Global Limited, ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”), ICONIQ Green Technology FZCO (“FZCO”), ICONIQ (Tianjin) Motors Ltd. and

•        WFOE obtaining 94.66% of the equity interests of Tianqi Group by increasing in the registered capital of Tianqi Group (the “Capital Increase”).

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Tianqi Group. Accordingly, the Reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

As of June 30, 2025, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
ICONIQ	March 11, 2021	Cayman Islands	100%	Investment holding
FZCO	March 22, 2022	Dubai	100%	Business management, operations, commercialization
NWTN Technology USA INC.	October 20, 2022	USA	100%	Investment holding
NWTN Automobile Cars Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	Vehicle wholesale and retail
NWTN Technologies Industries Solo Proprietorship L.L.C.	November 22, 2022	Dubai	100%	Business management, operations, commercialization
ICONIQ Motors Limited	March 24, 2021	British Virgin Islands	100%	Investment holding
ICONIQ Global Limited	April 28, 2021	Hong Kong, PRC	100%	Investment holding
Suez Top Ventures Limited	November 25, 2021	Hong Kong, PRC	100%	Investment holding
ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”)	July 15, 2021	PRC	100%	Investment holding
ICONIQ (Tianjin) Motors Co., Ltd.	August 11, 2021	PRC	100%	Investment holding

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”)	June 14, 2022	PRC	100%	Business management, operations, commercialization
NWTN Smart Motors Shenzhen New Technology Limited	December 30, 2022	PRC	100%	Technology development
Tianqi Group	September 5, 2016	PRC	95.88%	Design and technology development
Shanghai Zunyu Automobile Sales Co., Ltd. (“Shanghai Zunyu”)	December 27, 2014	PRC	99.31%	Vehicle wholesale and retail
Shanghai ICONIQ New Energy Development Co., Ltd. (“Shanghai ICONIQ”)	April 25, 2014	PRC	95.88%	Technology development
Tianjin Tianqi New Energy Automobile Co., Ltd. (“Tianjin Tianqi”)	December 7, 2018	PRC	95.88%	Technology development
East Stone	August 9, 2018	BVI	100%	Investment holding

2. GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended June 30, 2025 and 2024, the Company incurred significant and recurring operating losses of US$2.4 million and US$32.7 million, and the negative cash flows from operating activities of approximately US$1.0 million and US$21.4 million, respectively. Additionally, the Company reported an accumulated deficit of approximately US$739.3 million as of June 30, 2025, as compared to US$737.0 million as of December 31, 2024.

In addition to the deteriorating cash position and ongoing losses, the Company remains dependent on external sources of financing, which may not be available on acceptable terms or in sufficient amounts, if at all. Furthermore, the Company is exposed to unresolved litigation and guarantee obligations that may further strain its limited financial resources.

While management has disclosed intentions to secure additional financing and reduce expenditures, no definitive arrangements have been executed, and no viable pathway to financial stability has been demonstrated. In light of these conditions and absent the successful execution of a comprehensive restructuring or financing strategy in the near term, the Company does not appear to have the ability to meet its obligations as they become due within one year after the date the financial statements are issued. Accordingly, substantial doubt about the Company’s ability to continue as a going concern is not alleviated.

The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A non-controlling interest is recognized to reflect the portion of the subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

(b) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment of long-term investments, long-lived assets and intangible assets, write-down for inventories, allowance for expected credit loss, warrant liabilities, as well as the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c) Inventories

Inventories, consisting of smart electric vehicles and auto parts and materials purchased by the Group, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand, as well as the aging of inventory.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	5 years
Vehicles	5 years
Production facilities	10 years
Battery and charging swap infrastructure	5 years
Furniture	5 years
Leasehold improvement	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited condensed consolidated statements of operations and comprehensive loss.

(e) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(f) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial assets and liabilities primarily include cash and cash equivalent, other receivables (included in prepayments and other current assets), equity investments, accounts payable, loan from a third party, warrant liabilities, amounts due to related parties, and other payables (included in accrued expenses and other current liabilities).

The warrant liabilities and certain equity investments are measured at fair value on a recurring basis using significant unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy in accordance with ASC 820.

The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be remeasured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of June 30, 2025 and December 31, 2024.

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of June 30, 2025	$97	—	—	97
As of December 31, 2024	$52	$—	$—	$52

As of June 30, 2025 and December 31, 2024, the fair value of the Private Warrants were US$0.06 and US$0.03 per warrant, with an exercise price of US$11.50 per share, and the Representative Warrants were US$0.11 and US$0.06 per warrant, with an exercise price of US$12.00 per share, respectively. The changes for warrant liabilities measured at fair value are as follows:

	Private Warrants	Representative Warrants
Fair value as of December 31, 2024	11	41
Change in fair value	9	36
Fair value as of June 30, 2025	20	77

(g) Warrants

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

Management evaluates all of its financial instruments, including issued warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the warrant liabilities are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss as incurred.

The Group issued 350,000 private warrants (“Private Warrants”), 690,000 representative warrants (“Representative Warrant”) and 13,800,000 public warrants (“Public Warrants”) in connection with its Transactions. The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. For Representative Warrants, net cash settlement is assumed under ASC 815-40 as the Company is required to deliver registered shares to the purchasers of Representative Warrants. Therefore, both the Private Warrants and the Representative Warrants are recognized as warrant liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

(h) Current expected credit loss

On January 1, 2023, the Group adopted ASC 326, Financial Instruments — Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

The Group’s financial assets subject to the CECL model mainly include accounts receivable, amounts due from related parties and prepaid expenses and other current assets.

For accounts receivable, the Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For advances to suppliers, amounts due from related parties and prepaid expenses and other current assets, we review them on a periodic basis and make allowances on an individual basis when there is doubt as to the collectability. These amounts are written off after all collection efforts have been exhausted.

For the six months ended June 30, 2025, reversal of expected credit losses made by the Group were shown as follows:

	For the six months ended June 30,
	2025	2024
Allowance for expected credit losses for accounts receivable, current	$19	$—
Reversal of expected credit losses for amounts due from related parties	(1,068)	—
Total	$(1,049)	$—

(i) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(j) Revenue recognition

Effective January 1, 2023, the Group adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. As the Group did not have any revenue transactions in periods prior to adoption, there was no impact on the historical financial statements and no cumulative adjustment to the opening balance of retained earnings.

The Group’s revenues are generated from sales of smart electric vehicles and auto parts and materials.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1.      Identification of the contract, or contracts, with the customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised smart electric vehicles is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those products net of business tax and value added tax. Revenue recognition policy for the revenue stream is as follows:

Sales of smart electric vehicles

The Group generates revenue from sales of smart electric vehicles through purchase orders. The Group identified only one performance obligation to provide customers with vehicles, at a fixed price stated in the purchase orders. Full prepayment is required before or upon the Group’s delivery of the vehicles. Revenue is recognized at a point of time upon the customer’s acceptance of the smart electric vehicles. The Group is deemed as the principal, recognizing revenue on a gross basis as the Group is primary responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price.

In the normal course of business, the Group’s warranties are required by the law and related to the risk of purchasing defective products. In addition, the Group would not sell a warranty separately. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Group recognize the warranty when actual repair or replacement incur as the amount of loss cannot be reasonably estimated due to the very short experience in sales of vehicles.

In the instance that a customer selects to pay by installments for vehicles under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income from such arrangements with a significant financing component is presented as other income. Receivables related to the vehicle installment payment are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unearned interest income. Interest income from such arrangements with a significant financing component is presented separately from revenue from contracts with customers.

Sales of auto parts and materials

The Group generates revenue from sales of auto parts and materials through purchase orders. The Group considers that there is only one performance obligation to provide customers the specific materials explicitly stated in a sales contract under ASC 606. The transaction price is explicitly agreed on contracts and fixed without any variable consideration. The Group recognizes revenues at a point in time when the control of the auto parts and materials is transferred to the customer upon the customer’s pickup and acceptance of auto parts and materials.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (US$13,788). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group accrued income tax payable of US$9 for the six months ended June 30, 2025 and 2024. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2025 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(l) Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Dubai and the United States use their respective currencies Renminbi (“RMB”), United Arab Emirates Dirham (“AED”), and US$ as their functional currencies.

The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the financial expenses in unaudited condensed consolidated statements of operations and comprehensive loss.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

Balance sheet items, except for equity accounts	As of June 30, 2025	As of December 31 2024
US$ against RMB	7.1636	7.2993
US$ against AED	3.6726	3.6726
Items in the statements of operations and comprehensive loss, and statements of cash flows	For the six months ended June 30,
	2025	2024
US$ against RMB	7.2526	7.2150
US$ against AED	3.6728	3.6725

No representation is made that the RMB and AED amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(m) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(n) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. Segment disclosures are included in Note 17 — Segment Reporting.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Geographic information

The majority of the Group’s long-lived assets as of June 30, 2025 and December 31, 2024, were located in the Mainland China, the United States, the United Arab Emirates. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
The United States	$116	$151
The United Arab Emirates	1,847	6,125
Mainland China	2,059	2,637
Total	$4,022	$8,913

Long-lived assets as presented above include property and equipment, intangible assets, and right-of-use assets. The disclosure also includes certain non-tangible and financial assets (e.g., PIPE escrow account) for informational purposes, although these are not classified as long-lived assets under ASC 280.

(o) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s combined financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The adoption of ASU 2023-07 did not have a material impact on the Group’s unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The adoption of ASU 2023-09 did not have a material impact on the Group’s unaudited condensed consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The adoption of ASU 2023-09 did not have a material impact on the Group’s unaudited condensed consolidated financial statements and related disclosures.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its unaudited condensed consolidated financial statements and disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

4. INVENTORIES

Inventories consisted of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
Smart electric vehicles	$430	$1,313
Auto parts and other materials	552	1,110
Total	$982	$2,423

During the six months ended June 30, 2025 and 2024, the Group recognized inventory write-downs of US$0.7 million and nil, respectively, within cost of revenues. The write-down in 2025 was primarily due to the estimated net realizable value of the related inventories falling below their carrying cost.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
Amounts due from export agent(i)	$27,412	$26,810
Prepaid expenses(ii)	7,498	7,386
Deductible input VAT(iii)	3,080	3,015
Deposit(iv)	1,536	1,572
Advance to staff	736	696
Others	10	7
Less: impairment loss	(11,644)	(10,787)
Total	$28,628	$28,699

____________

(i)      In April 2023, NWTN Zhejiang entered into vehicle sales agreements with entities including Jizhida’an (Jinhua) Technology Co., Ltd (hereinafter referred to as “Jizhida’an”). Pursuant to these agreements, the vehicles to be sold would be transferred to export agents (such as China National Vehicles IMP. & EXP. Co., Ltd, hereinafter referred to as “Vehicles IMP. & EXP.”)

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS (cont.)

          and then purchased by FZCO through separate vehicle sales agreements. These sales agreements were procedural in nature, in order to facilitate the process of vehicles exportation from Mainland China to the Group’s factory in the UAE. In this regard, the Group did not recognize revenue or cost. In addition, the transaction price would be separately settled under each agreement, therefore, the Group recognized the receivables from Jizhida’an in other current assets and payables to Vehicles IMP. & EXP in accounts payable. As of June 30, 2025 and December 31, 2024, the Group recorded impairment losses for the receivables of US$3.2 million and US$2.4 million, respectively, based on the management’ estimation of the collectability of the amounts due from vehicle import and export.

(ii)     Prepaid expenses primarily consisted of directors’ and officers’ insurance expenses to be amortized within a year and prepaid commission expenses for financing and marketing services, advance payment for the potential investment or acquisition as of June 30, 2025 and December 31, 2024. As of December 31, 2023, the Group recorded impairment losses for the prepaid expenses of US$11.2 million based on the management’ estimation of the recoverability, considering the suspension of certain business operations and the uncertainty regarding the ability to reclaim the prepaid expenses. As of June 30, 2025 and December 31, 2024, the Group recorded impairment losses for prepaid expenses of US$7.3 million and US$7.2 million, respectively, based on the management’ estimation of the recoverability.

(iii)    Deductible input VAT will be expected to be utilized in the future, and there is no expiry of the deductible input VAT as per the country’s jurisdiction.

(iv)    Deposits mainly consisted of property rental deposits, car rental deposits and export agent deposits. As of June 30, 2025 and December 31, 2024, the Group recorded impairment losses of US$0.6 million and US$0.6 million, respectively, based on the management’ estimation of the collectability of the deposits.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
Vehicles held for use	$2,819	$3,234
Production facilities	2,756	2,748
Electronic equipment	776	775
Furniture	284	283
Leasehold improvement	114	114
Battery and charging swap infrastructure	106	106
Less: accumulated depreciation	(1,833)	(1,599)
Less: impairment of property and equipment	(3,063)	(3,159)
Property and equipment, net	$1,959	$2,502

Depreciation expenses were US$0.3 million and US$0.4 million for the six months ended June 30, 2025 and 2024, respectively. Disposal loss of property and equipment were US$0.1 million and US$0.02 million for the six months ended June 30, 2025 and 2024, respectively

Amounts
Balance as of December 31, 2023	$3,186
Impairment made during the period	—
Effect of exchange rate differences	(27)
Balance as of December 31, 2024	$3,159
Effect of exchange rate differences	(96)
Balance as of June 30, 2025	$3,063

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

7. PIPE ESCROW ACCOUNT

In September 2022, NWTN and Al Ataa Investment LLC (“PIPE Investor” or the “Pledgee”), a company incorporated in Abu Dhabi Global Market entered into a PIPE Subscription Agreement for PIPE Investor investing US$200 million into NWTN. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgor”), and PIPE Investor entered into a cash pledge agreement (the “Cash Pledge Agreement”). The Cash Pledge Agreement shall take effect and shall expire two years from November 14, 2023, the date the Pledgee transfers the full amount of US$200 million into NWTN. Pursuant to the Cash Pledge Agreement, the Pledgor agreed to pledge as following:

(a)     To cover Pledgee’s PIPE investment in NWTN by reimbursing the Pledgee the difference between the sales price of Pledgee’s NWTN stocks in open market and the US$10.26 book value of Pledgee’s holding shares, if the sales price is lower than the US$10.26 book value, for a period of 24 months.

(b)    To award Pledgee’s PIPE investment in NWTN by guaranteeing the Pledgee a minimum 15% annual return on its remaining holding of NWTN shares for a period of 24 months, to be paid on a semi-annual basis. In the event of an investment exit by the Pledgee, any accrued annual 15% return payments must be paid to the Pledgee calculated up to the exit date.

In addition, NWTN, FIRST ABU DHABI BANK PJSC (the “Escrow Agent”), and an affiliate entity of PIPE Investor entered into an Escrow Agreement. Pursuant to the Escrow Agreement, NWTN should open an account (the “Escrow Account”) and credit the sum of US$100 million (the “Escrow Amount”) into the Escrow Account as cash pledge for the disbursements stated in the agreements. Pledgor is the obligator of the following disbursements, if any. As of December 31, 2022, the Escrow Account was opened in the name of a subsidiary of Al Ataa, and NWTN had disbursed $100 million into the account, which presented as PIPE escrow account on the unaudited condensed consolidated financial statements.

Key terms of Escrow Agreement were as follows:

(a)     Escrow Account is a non-interest-bearing account.

(b)    Escrow Amount would be transferred a minimum 15% annual return to PIPE Investor on PIPE Investor’s holding of NWTN’s ordinary shares for a period of 24 months, to be disbursed on semi-annual basis. In the event of an investment exit by PIPE Investor, any accrued annual 15% return payments must be paid to the PIPE Investor calculated up to the exit date.

(c)     NWTN’s market share price (VWAP of 10 days, 1 month, 3 months) and PIPE Investor’s share selling plan for the following 6 months, if any, is to be evaluated on a quarterly basis. At times of market price of NWTN’s shares drop below US$10.26 and the total difference between market price and US$10.26 (plus the shortage to make guaranteed 15% minimum annual return) exceeds the escrow account balance of US$100 million, NWTN should deposit additional funds to make up the difference.

(d)    3 months after (b) above is executed, the escrow account will be reviewed. If the market value of NWTN’s shares has recovered, funds over the needed US$100 million escrow will be redirect back to NWTN’s business operating account.

(e)     Escrow Agent shall release the Escrow Amount and transfer such amount less any amounts which Escrow Agent is entitled to retain to NWTN in 3 business days after November 9, 2024.

In accordance with Codification of Staff Accounting Bulletins Topic 5: Miscellaneous Accounting — T. Accounting for Expenses or Liabilities Paid by Principal Stockholder(s) (SAB 5T), as the Pledgor is obligated to pay the 15% annual return on a semi-annual basis to the Pledgee, which should be reflected as an expense in the Group’s financial statements with a corresponding credit to contributed (paid-in) capital. The minimum 15% guaranteed annual return on Al Ataa’s holding shares is recognized as financial expenses during the execution period and the actual disbursements to Al Ataa will be recognized as additional paid-in capital as incurred.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

7. PIPE ESCROW ACCOUNT (cont.)

For the six months ended June 30, 2025 and 2024, the Group incurred financial expenses related to the 15% guaranteed annual return totaling nil and US$15.0 million, respectively. During 2023 and early 2024, the Group made advance payments to the PIPE Investor amounting to US$15.0 million and US$45.0 million, respectively, on behalf of the Pledgors. As the Pledgors have not reimbursed the Group for these payments, the Group recorded amounts due from the Pledgors of US$15.0 million on August 29, 2023 and US$45.0 million on July 1, 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

On September 7, 2023, Mr. Alan Wu, the former CEO of the Company, the Group, and the investor entered into a loan agreement under which the Company was permitted to withdraw $30 million from the account for a three-month period. The withdrawn amount bore an annualized interest rate of 10%, which was recognized as an interest expense in 2023.

On July 1, 2024, an addendum was signed to restructure the original loan agreement. Under the revised terms, the Group agreed to transfer $10 million to the investor, thereby terminating the loan agreement. The Group considered the $10 million as a fund usage fee and recognized it as a financial expense in 2024.

After evaluating the collectability of these amounts, the Group recorded a full provision for the amounts due from the Pledgors in 2025 and 2024. See Note 15 Related Party Transactions, for further details.

8. LOANS FROM A THIRD PARTY

As of June 30, 2025 and December 31, 2024, loans from a third party consisted of the principal and legal fees for the loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”). In 2016 and 2017, Tianqi Group entered into two convertible debt agreements with Yizhong. According to the agreements, Yizhong provided loans of US$18.0 million (RMB115.0 million) to the Group. The interest rate for the loans were 8% interest rate per annum, and Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the agreements. Yizhong didn’t exercise the conversion right in 2017 and 2018, and the Group should repay the principal and the accrued interests to Yizhong. In 2021, Yizhong filed against the Group to claim for the repayment of the accrued interests, legal fees and other fees related to the lawsuit.

In 2022, Yizhong and the Group reached an instalment plan which allowed the Group to repay the outstanding obligations totaling US$21.7 million (RMB157.4 million) through August 2022 to December 2023. Considering the Group was experiencing financial difficulties and the instalment plan was offering a concession to the Group, therefore, the Group accounted for the instalment plan as a trouble debt restructuring involving a modification of debt terms. The difference of US$0.7 million (RMB 4.4 million) between the carrying value and the future undiscounted cash flow under the instalment plan was recognized in other income (expense), net in 2022.

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) for the year ended December 31, 2022. During 2023, Tianqi Group repaid in the amount of US$7.9 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.5 million (RMB60.0 million) in debt obligations to Yizhong outstanding. Accordingly, the Group accrued default interests of US$1.7 million and US$3.6 million as interest expense, net in 2024 and 2023. For the six months ended June 30, 2025, interest expense of US$0.9 million was accrued. As of the issuance date of the unaudited condensed consolidated financial statements, the outstanding balance remains US$14.6 million.

Pursuant to the supplemental settlement agreement dated August 8, 2025, a third-party guarantor provided a joint and several liability guarantee for the Group’s repayment obligations under the instalment plan to Yizhong.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

9. WARRANTS

In connection with the Business Combination, the Company assumed 14,840,000 warrants from East Stone (the “Warrants”), which consisted of 13,800,000 Public Warrants, 350,000 Private Warrants and 690,000 Representative Warrants. The Public Warrants met the criteria for equity classification and the Private Warrants and Representative Warrants are classified as liability.

Common Stock Warrants became exercisable on the later of (a) the completion of the Business Combination or (b) 12 months from the closing of the initial public offering (“IPO”) (February 19, 2020). The common stock warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Public Warrants

As of June 30, 2025 and December 31, 2024, the Company had 12,524,392 and 12,526,392 Public Warrants outstanding, respectively. Each whole Public Warrant entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants in whole and not in part, at a price of US$0.01 per Warrant:

•        at any time while the Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds US$18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to Warrant holders, and,

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with respect to such warrants. Accordingly, the warrants may expire worthless.

Detail related to Public Warrant activity for the six months ended June 30, 2025, was as follows:

Public Warrants	Number of Warrants	Weighted Average Exercise Price ($)
Balances as of December 31, 2024	12,524,392	$11.50
Exercised	—	11.50
Balances as of June 30, 2025	12,524,392	$11.50

For the six months ended June 30, 2025, nil Public Warrants were exercised and were paid in full with the gross proceeds of US$11.50.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

9. WARRANTS (cont.)

Warrant liabilities

As of June 30, 2025 and December 31, 2024, the Company had 350,000 and 350,000 Private Warrants, and 690,000 and 690,000 Representative Warrants outstanding, respectively. Each whole Private Warrants entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, while each whole Representative Warrants entitles one Class B ordinary share at a price of US$12.00 per share.

The Private Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Representative Warrants are different from Public and Private Warrants. The exercise price of Representative Warrants is US$12.00 and is non-redeemable. Representative’s Warrants have been deemed compensation by FINRA and were subject to a lock-up period.

As of June 30, 2025, the remaining contractual term for the outstanding Private Warrants and Representative Warrants to purchase our ordinary shares were 2.4 years and 2.4 years, respectively.

10. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
Contingent liabilities of Jinghong Dispute(i)	$25,030	$22,904
Contingent liabilities of Loop Dispute(ii)	14,677	14,677
Lawsuit provision(iii)	1,595	7,360
Payroll payable	7,669	6,137
Accrued expense	5,518	4,343
Output VAT	653	627
Warranty provisions	522	472
Borrowing from a third party	172	172
Others	342	129
Total	$56,178	$56,821

____________

(i)      On May 18, 2022, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) filed proceedings with the Group. And the verdict was issued on July 20, 2023 that the Group was ordered to bear a total amount of approximately RMB162.7 million (US$22.9 million), covering equity transfer consideration, disbursement and other relevant expense, which was recognized in accrued expense and other liabilities as of December 31, 2023. As of June 30, 2025, the amount increased to RMB179.3 million (US$25.0 million) with RMB12.1 million (US$1.7 million) of interests accrued on continuous extensions for the first half of 2025. As of the issuance date of the unaudited condensed consolidated financial statements, the amount remains outstanding.

(ii)     On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of US$10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated February 11, 2022. The dispute was concluded in January 2025 and the Group was ordered by the arbitrator to pay a total of US$14.7 million to settle all claims and counterclaims. As of June 30, 2025 and the issuance date of the unaudited condensed consolidated financial statements, this amount remains outstanding.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

10. ACCRUED EXPENSES AND OTHER LIABILITIES (cont.)

(iii)    Lawsuit provision represented liabilities accrual for closed and on-going lawsuits the Group did not pay or make settlement. The Group regularly reviews these contingencies to determine whether its accruals are adequate. The amount of ultimate loss may differ from these estimates. As of June 30, 2025 and the issuance date of the unaudited condensed consolidated financial statements, there are three different on-going lawsuits in the total estimated amount of RMB6.3 million (US$0.9 million). The remaining amount of the balance is about other thirteen closed lawsuits of RMB5.1 million (US$0.7 million), which consists of unpaid claim amount, penalty and accrued interests.

(iv)    The amounts of output VAT cannot be offset against input tax, since they are arising from different legal entities.

11. LEASES

The balances for the operating leases where the Company is the lessee are presented as follows:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
Operating lease right-of-use assets	$2,046	$6,383
Lease liabilities – current	$(1,084)	$(2,250)
Lease liabilities – non-current	(1,293)	(4,804)
Total operating lease liabilities	$(2,377)	$(7,054)

The components of operating lease expense are as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)
Operating lease expense	$732	$1,384
Short-term lease expense	15	157
Lease termination expense	55	37
Total lease expense	$802	$1,578

Short-term leases included lease of Tianjin offices, warehouse and others with a term of 12 months or less, which were excluded from the recognition of right-of-use assets or lease liabilities.

Both operating lease expense, short-term lease expense and termination expense are recognized as general and administrative expenses and other expense.

Other information related to operating leases where the Company is the lessee is as follows:

As of June 30, 2025
Weighted-average remaining lease term (in years)	2.25
Weighted-average discount rate	4.39%

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

11. LEASES (cont.)

The following is a schedule of future minimum payments under the Company’s operating leases as of June 30, 2025:

For the years ended December 31,	Amount
Remainder of 2025	$1,171
2026	1,328
Total lease payments	2,499
Less: imputed interest	(122)
Total operating lease liabilities, net of interest	$2,377

12. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands are not subject to taxation in the British Virgin Islands.

United Arab Emirates

The Company’s subsidiaries incorporated in United Arab Emirates (the “UAE”) are currently not subject to taxation in United Arab Emirates, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first Hong Kong dollars (“HKD”) 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Because the preferential tax treatment is not elected by the Group, the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%.

Mainland China

Generally, the Company’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

United States

The Company’s subsidiary, which incorporated in United States in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the six months ended June 30, 2025 and 2024. The Company does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

For the six months ended June 30, 2025 and 2024, the Group recognized nil income tax benefit.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

12. TAXATION (cont.)

The following table sets forth reconciliation between the statutory income tax rate and the effective tax rates:

	For the six months ended June 30,
	2025	2024
Statutory income tax rate in PRC	25.0%	25.0%
Tax effect of non-deductible items	(0.6)%	—
Tax effect of undeclared expenses	—	(4.1)%
Tax effect of fair value changes	2.5%	—
Tax effect of income tax rate differences in jurisdictions other than the PRC	(49.1)%	(2.3)%
Tax effect of net operating loss not applicable to carryforwards	(24.1)%	4.2%
Change in valuation allowance	46.3%	(22.8)%
Effective tax rate	—	—

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance of US$89.3 million and US$90.0 million had been provided as of June 30, 2025 and December 31, 2024 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

13. ORDINARY SHARES

The Company is authorized to issue a total of 100,000,000 Class A ordinary shares of a par value of US$0.0001 each and a total of 400,000,000 Class B ordinary shares of a par value of US$0.0001 each. Each Class A ordinary share is entitled to twenty-five votes; and each Class B ordinary share is entitled to one vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of holder of such Class A ordinary share. In no event shall any Class B ordinary share be convertible into any Class A ordinary share.

In October 2023, the performance condition of delivering 12 vehicles is achieved and the Earnout Shares of 3,635,001 Class A ordinary shares was issued to Muse Limited accordingly.

In April 2023, the Company issued 1,000 Class B ordinary shares for exercise of warrants for the exercise price of US$11.50 per share. In December 2023, the Company issued 2,378,171 Class B ordinary shares of a par value of US$0.0001 each to a shareholder.

As of June 30, 2025 and December 31, 2024, 36,350,011 Class A ordinary shares were issued and outstanding, 255,849,682 Class B ordinary shares were issued and outstanding.

14. NON-CONTROLLING INTERESTS

As a result of the Reorganization of the Company that was completed on January 19, 2022 (see Note 1), Tianqi Group and its subsidiaries’ financial statements have been prepared on a consolidated basis by applying the pooling of interests method as if the Reorganization had been completed at the beginning of the earliest reporting period, and the equity interests held by the original shareholders are recognized as non-controlling interests as if the Capital Increase were occurred on January 1, 2020.

As of December 31, 2020, the non-controlling interests consisted of (i) the 4.76% of the equity interests in Tianqi Group held by the original shareholders after giving retroactive effect to the Reorganization of the Company, and (ii) the 25% of the equity interests in Tianjin Tianqi held by a non-controlling shareholder.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

14. NON-CONTROLLING INTERESTS (cont.)

On November 24, 2021, Tianqi Group acquired the 25% equity interests of Tianjin Tianqi from its non-controlling shareholders at a consideration of RMB140,000 (approximately US$21,969), causing Tianqi Group’s equity interest to increase from 75% to 100%. The balance of non-controlling interests had decreased by RMB18,048,191 ($2,832,155) in response to the transaction.

In 2021, Tianqi Group entered into a series of supplemental agreements (the “new supplemental agreements”) with Taizhou Puluo New Energy Automobile Equity Investment Enterprise (Limited Partnership) (“Puluo”), Guozhong Tianhong Asset Management (Tianjin) Co., LTD (“Guozhong Tianhong”, or the new investor), and Tianjin Tuoda Enterprise Management Service Co., LTD (“Tianjin Tuoda”) which is the shareholder of the Tianqi Group. Under the supplemental agreements, Guozhong Tianhong agreed to repay the investment subscription of US$166.7 million (RMB1.088 billion) to Puluo and at the same time converted the debts into 10.625% of equity shares of Tianqi Group. If the Company fails to get approval from U.S. Securities and Exchange Commission (“SEC”) and complete a business combination with SPAC as of December 31, 2024, Guozhong Tianhong shall transfer the Puluo Debts as well as its equity interest of Tianqi Group to Tianjin Tuoda, and Tianjin Tuoda would repay the Puluo Debts to Puluo and takeover the equity interests of Tianqi Group on January 1, 2025.

Each of Mr. Nan Wu and ICONIQ has provided guarantee liability for Tianjin Tuoda’s repayment to Puluo and ICONIQ has provided guarantee for Guozhong Tianhong’s repayment to Puluo. The Group would assume joint guarantee obligations arising from Guozhong Tianhong or Tianjin Tuoda’s default on the Puluo Debts, and the guarantee is valid until two years after the due date of performance of repayment obligations In addition, each of eight shareholders of the Group, representing an aggregated holding interest of 39.2% of ICONIQ as of December 31, 2021, signed letters of support to commit their financial support to Tianjin Tuoda for the indebtedness, as well as to assume the joint and several guarantee liability of Puluo Debts. As of December 31, 2022, aggregated holding interest held by the eight shareholders was 33.3% of the Group.

Although there is a contingency term which related to the success of SPAC merger transaction, as of December 31, 2021, the Puluo Debts was de-recognized by the Company, and the equity interests owned by Guozhong Tianhong through the conversion of debts were recognized as non-controlling interests.

In 2022, there was a subscribed capital contribution of US$44.6 million (RMB300 million) from NWTN Zhejiang to Tianqi Group, resulting in a decreased in non-controlling interest in Tianqi Group from 5.30% to 4.12%. The subscription was not received by Tianqi Group as of December 31, 2022.

As of June 30, 2025 and December 31, 2024, the non-controlling interests were 4.12% and 4.12%, respectively, of the equity interests in Tianqi Group held by Guozhong Tianhong and the original shareholders, after giving retroactive effect to the Reorganization of the Company.

As of June 30, 2025 and December 31, 2024, non-controlling interests in the consolidated balance sheet was US$4.0 million and US$4.0 million respectively.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

15. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group, with which the Group has transactions:

No.	Name of Related Parties	Relationship
1	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
2	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
3	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
4	Mr. Alan Nan Wu	Executive Chairman
5	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company
6	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest
7	Al Ataa	Shareholder of the Company
8	Mr. Benjamin Zhai	Chief Executive Officer and Executive Director of the Company

(b) The Group had the following significant related party transactions for the six months ended June 30, 2025 and 2024:

Nature	For the six months ended June 30,
	2025	2024
	(Unaudited)
Loan proceeds from related parties
– Mr. Benjamin Zhai	$94	$—
– Mr. Alan Nan Wu(i)	688	—
Repayments of Mr. Nan Wu loan
– Mr. Alan Nan Wu(i)	54	367
Loan to related parties
– Shanghai OBS	16	—
– Tianjin Tuoda(ii)	25	—
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 7 PIPE escrow account for details)	—	15,000

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

15. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)
Amounts due from related parties:
– Tianjin Tuoda(ii)	$13,915	$13,662
– Mr. Alan Nan Wu(i)	—	1,569
– Shanghai OBS	79	62
– The Pledgor (see Note 7 PIPE escrow account for details)	60,000	60,000
Subtotal	$73,994	$75,293
Less: Allowance for expected credit loss (see Note 7 PIPE escrow account for details)	(73,994)	(75,293)
Amount due from related parties, net	$—	$—

Amounts due to related parties, current:
– Vision Path(iii)	$4,739	$4,651
– Shenzhen Yinghehuicheng	656	644
– Mr. Benjamin Zhai	94	—
Total	$5,489	$5,295

____________

(i)      In 2022, My Car paid loan and expenses on behalf of the Group totaled US$5.5 million, which were interest-free and repayable on demand, and the Group repaid US$5.8 million. The Group provided loan to My Car of US$1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of June 30, 2025 and December 31, 2024 was nil.

          In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled US$3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of US$2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2023, the Group had repaid the amount in full to Mr. Alan Nan Wu. In 2025, the Group received interest-free loans of US$0.7 million from Mr. Nan Wu and made repayments of US$0.05 million.

(ii)     In April 2022, Tianjin Tuoda and the Group entered into a financing service agreement that Tianjin Tuoda would provide financing service for a 6.5% commission fee. In 2022, a PIPE amounted to US$200 million wired into the Group as permanent equity, which was associated with Tianjin Tuoda’s financing service. As a result, the commission fee payable to Tianjin Tuoda was US$13 million, which was recognized as additional paid-in capital in the unaudited condensed consolidated financial statements.

          The Group paid US$6.1 million of expenses on behalf of Tianjin Tuoda, of which US$3,792 remained due to Tianjin Tuoda as of December 31, 2022.

          During the six months ended June 30, 2023, the Group provided interest-free loans totaled US$1.6 million to Tianjin Tuoda to support its normal operations, which was repayable on demand. In June 2023, the Group’s claim on Tianjin Tuoda was transferred to Mr. Alan Nan Wu, resulting in the balance of amounts due from Tianjin Tuoda was nil, and the balance of amounts due from Mr. Alan Nan Wu was US$320 as of June 30, 2023. In the second half of 2023, the Group continued to provide a series interest-free loans amounting to US$15.7 million to Tianjin Tuoda to support its normal operations. As of June 30, 2025 and December 31, 2024, US$13.9 million and US$13.7 million remains outstanding.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

15. RELATED PARTY TRANSACTIONS (cont.)

(iii)    In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. As of June 30, 2025 and December 31, 2024, US$4.7 million is due and in default and the Group does not make any payment to Vision Path.

          As of June 30, 2025 and December 31, 2024, the Group recorded full credit losses for amounts due from related parties based on the management’ estimation of the collectability.

16. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of the management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Group’s results of operations.

Through the issuance date of this report, Tianjin Geological Engineering Survey and Design Institute Co., Limited filed proceedings with the Group, see Note 18 Subsequent events for details. Except for the above and the following Disputes, the Group is not aware of any pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these unaudited condensed consolidated financial statements.

Puluo Debt

During 2018, Tianqi Group entered into a series of agreements with Taizhou Puluo New Energy Automobile Equity Investment Enterprise (Limited Partnership) (“Puluo”) and had received several loans from Puluo totaled RMB1.088 billion (approximately US$150.0 million) which was to be repaid in full as of December 31, 2018 (the “Puluo Debts”).

In December 2021, to settle the Puluo Debts, Tianqi Group entered into a series of supplemental agreements (the “New Agreements”) with Puluo, Guozhong Tianhong Asset Management (Tianjin) Co., LTD (“Guozhong Tianhong”), and Tianjin Tuoda. Under the New Agreements, Guozhong Tianhong acquired the Puluo Debts from Puluo, resulting in a payment obligation of RMB1.088 billion by Tianqi Group to Guozhong Tianhong, as well as a payment obligation of RMB1.088 billion by Guozhong Tianhong to Puluo. On the same day, Guozhong Tianhong converted its RMB1.088 billion credit due from Tianqi Group into 10.625% of equity shares of Tianqi Group.

According to the New Agreements, in the event that the Group fails to obtain approval from the SEC and complete a business combination before December 31, 2022, Guozhong Tianhong is obligated to transfer both the Puluo Debts and its equity interest of Tianqi Group to Tianjin Tuoda. Subsequently, on January 1, 2023, Tianjin Tuoda would assume responsibility for repaying the Puluo Debts to Puluo while also acquiring the equity interests of Tianqi Group. However, the consummation of a business combination before December 31, 2022 would require Guozhong Tianhong to pay back Puluo Debts in two installments within a period of two years from the date of the business combination. Additionally, within this same timeframe following completion of the business combination, Tianjin Tuoda will make two installment payments towards indemnifying Puluo (referred to as “Indemnification”). On November 11, 2022, the Company consummated the business combination with East Stone.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

16. COMMITMENTS AND CONTINGENCIES (cont.)

According to the New Agreements, the Group assumed joint and several liability (the “Joint and Several Liability”) for both the repayment of the Puluo Debts and the Indemnification from Guozhong Tianhong or Tianjin Tuoda (the “Co-obligator”) to Puluo. Additionally, Mr. Alan Nan Wu assumed joint and several liability for the repayment of the Indemnification from Tianjin Tuoda to Puluo.

In 2022, eight shareholders of the Group signed letters of support to demonstrate their commitment to providing financial support to Tianjin Tuoda for its indebtedness in the event that the Group fails to complete a business combination, as well as assuming joint and several liability of the Group for the repayment of both the Puluo Debts and the Indemnification. In 2023, (i) two shareholders of the Group signed letters of support to commit their financial support to Tianjin Tuoda and Guozhong Tianhong for the indebtedness, as well as assuming the joint and several liability for the repayment of both the Puluo Debts and the Indemnification, and (ii) Guozhong Tianhong signed a letter to commit its repayment of the debt to Puluo (collectively, the “Shareholders’ Support”).

As of June 30, 2025 and December 31, 2024, the Puluo Debts payable by Guozhong Tianhong were US$151.9 million and US$149.1 million, and the Indemnification payable by Tianjin Tuoda were US$74.7 million and US$73.3 million, respectively.

Pursuant to a supplemental agreement entered into in 2025, Vision Path was added as a new co-obligor and Long Hope Holdings Limited was introduced as an additional guarantor, both jointly undertaking the relevant joint and several guarantee obligations. The parties further acknowledged that, except in the case of acceleration events, the creditors will not seek to enforce the Group’s joint and several guarantee obligations under the termination agreement before December 31, 2027.

The management assessed the Joint and Several Liability in accordance with ASC 405-40. As of June 30, 2025 and December 31, 2024, considering that the arrangement did not specify the Company’s payment obligations, no additional payments are anticipated on behalf of the co-obligator with the Shareholders’ Support. Consequently, no liability was recognized as of June 30, 2025 and December 31, 2024.

Tiancheng Dispute

In January 2023, NWTN Zhejiang invited the Tiancheng Coating System Changzhou Co., Ltd. (“Tiancheng”) to bid for the coating production line project, specifying technical requirements and payment terms. Tiancheng submitted bids, including a final offer of RMB296.8 million, and was orally notified of winning the bid in February 2023. Tiancheng fulfilled design obligations, completing over 4,200 drawings and achieving the second payment milestone (60% of the contract value) after sign-offs in April 2023. NWTN Zhejiang delayed contract signing and refused to pay the total amount plus interest of RMB94.7 million. Tiancheng argues a factual contract existed under Chinese law, citing bid documents, acceptance of performance, and legal precedents. The lawsuit demanding contract payment, interest, and litigation costs, filed on February 4, 2024. On June 30, 2025, a judgment in the Tiancheng Dispute had been rendered. Pursuant to the effective judgment, NWTN Zhejiang shall compensate Tiancheng for economic losses of RMB5 million (US$0.7 million) and ICONIQ Global Limited shall bear joint and several liability for the debt, and all other claims of Tiancheng in this lawsuit are dismissed. As of June 30, 2025 and the issuance date of the unaudited condensed consolidated financial statements, the Company didn’t settle the amount and US$0.7 million has been reflected in lawsuit provision (see Note 10 Accrued expenses and other liabilities for details).

Xingjing Dispute

Xingjing (Guangzhou) Technology Co., Ltd. (“Xingjing”) alleged that after signing a RMB2.6 million system development service contract in June 2023, NWTN Zhejiang paid only the first 30% installment but defaulted on subsequent payments totaling RMB2.1 million, including principal, liquidated damages, and legal fees. Xingjing claimed to have fulfilled deliverables for the second and third payment stages. Through court mediation on April 29, 2025, the parties agreed that NWTN Zhejiang would pay RMB1.7 million (US$0.2 million) by September 30, 2025.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

16. COMMITMENTS AND CONTINGENCIES (cont.)

As of June 30, 2025 and the issuance date of the unaudited condensed consolidated financial statements, the Company didn’t settle the amount and US$0.2 million has been reflected in lawsuit provision (see Note 10 Accrued expenses and other liabilities for details).

Longchuang Dispute

In January 2025, Shanghai Longchuang Automotive Design Co., Ltd. (“Longchuang”) filed a lawsuit against NWTN Zhejiang alleging a contract dispute over unpaid project fees. Longchuang claimed the NWTN Zhejiang owed RMB0.9 million for multiple agreements signed during June to November 2023, covering mold development and sample parts supply for vehicle models. After mediation on March 24, 2025, the parties reached a settlement that NWTN Zhejiang agreed to pay RMB0.9 million (US$0.1 million) in three installments by September 30, 2025, November 30, 2025 and December 15, 2025. As of June 30, 2025 and the issuance date of the unaudited condensed consolidated financial statements, the Company didn’t settle the amount and US$0.1 million has been reflected in lawsuit provision (see Note 10 Accrued expenses and other liabilities for details).

Canshi Dispute

On July 31, 2021, Shanghai Canshi Investment Management Co., Ltd. (“Canshi”), Tianjin Tuoda, the Group, and Mr. Alan Nan Wu entered into a supplementary settlement agreement. Under this agreement, the Group agreed to provide a joint and several guarantee for Tuoda’s repayment of a RMB10 million loan (plus accrued interest at 12% per annum from July 1, 2016), and further undertook to compensate Canshi in connection with the Group’s overseas listing. The compensation was to be paid six months after the Group’s listing and was calculated with reference to Canshi’s notional equity interest at a RMB250 million valuation, multiplied by 50% of the average closing price of the Group’s shares over 20 trading days prior to the due date. Mr. Alan Nan Wu also provided a joint and several guarantee for the Group’s obligations.

The Group completed its listing on November 14, 2022, and the compensation became due on May 14, 2023. The Group, however, failed to make the payment. On April 28, 2025, Canshi filed a civil complaint with the Shanghai No. 1 Intermediate People’s Court against the Group, Mr. Alan Nan Wu, and Mr. Fu Xing, claiming (i) compensation of RMB238.7 million, (ii) liquidated damages of RMB7.3 million, and (iii) related fees and costs, with joint and several liability sought from Mr. Alan Nan Wu and Mr. Fu Xing. The total claimed amount is approximately RMB246.3 million. The case is currently pending.

According to the legal opinion dated September 25, 2025, the relevant clause of the agreement has been deemed invalid and is unlikely to be upheld by the courts. As a result, no compensation is expected to be payable under this claim, and the estimated liability arising from this litigation is nil. The Group does not expect any material adverse impact from this matter.

Other Business Lawsuits

Other than the disputes discussed above, as of June 30, 2025 and the issuance date of the unaudited condensed consolidated financial statements, there were still two on-going and eleven closed lawsuits against the Group for unpaid claim amount, penalty and accrued interests in the total estimated amount of RMB3.9 million. These lawsuits were initiated by Anfeirui Engineering Technology (Chengdu) Co., Ltd., Tianjin Geological Engineering Survey & Design Institute Co., Ltd., Shanghai Nanyang Wanbang Software Technology Co., Ltd., Shanghai Zhuolun International Logistics Co., Ltd., Hangzhou Yarui Standard Technology Services Co., Ltd., Shanghai Mechanical & Electrical Design and Research Institute Co., Ltd., Shanghai Bishi Human Resources Co., Ltd., Shanghai Luanming Automobile Technology Co., Ltd., Beijing Beiwei Beehive IoT Technology Co., Ltd., Shanghai Zhenqi Construction (Group) Co., Ltd., Transn United (Beijing) Information Technology Co., Ltd., Shanghai Xundao New Energy Technology Co., Ltd. and Henan Chebang Automotive Products Manufacturing Co., Ltd.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

17. SEGMENT REPORTING

The Group operates in a single operating segment and has one reportable segment, which includes all activities related to the sales of smart electric vehicles and auto parts and materials. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (“CODM”). The CODM uses consolidated net loss for the purpose of assessing performance, making operating decisions and allocating resources. The measurement of segment assets is reported on the balance sheet as total unaudited condensed consolidated assets.

The table below provides information about Group’s segment (in thousands):

	For the six months ended June 30,
	2025	2024
Revenues	$864	$7,117

Less:
Cost of revenues	(1,549)	(8,265)
Segment gross loss	(685)	(1,148)

Less:
Depreciation and amortization	(357)	(388)
Reversal of expected credit losses	1,049	—
Salary expenses	(2,605)	(8,712)
Rental expenses	(802)	(1,578)
Other operating expenses	(1,454)	(12,058)
Interest (expenses) income, net	(2,551)	21
Other income (expenses), net	6,603	(557)
Segment loss	$(2,351)	$(32,685)

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements. Except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s unaudited condensed consolidated financial statements.

Joint Venture Agreement

On September 19, 2025, the Company entered into a joint venture agreement with JW Global Holding L.L.C.-FZ (“JW”) to establish RJ Investment L.L.C.-FZ in the United Arab Emirates (subject to registration and regulatory approval). The joint venture will focus on the import, marketing, and sale of commercial vehicles and related aftersales services in Pakistan and the Gulf and Arabian Peninsula region. The Company will hold 51% and JW 49% of the equity interests, with proportionate capital contributions including an initial seed funding of $5,000 and future funding subject to board approval. The agreement also provides for a management equity incentive pool representing 20% of the fully diluted share capital, resulting in diluted holdings of 40.8% for the Company and 39.2% for JW. The Joint Venture Agreement has a term of 20 years and may be renewed by mutual written consent.

Entry into a Share Purchase Agreement

On September 18, 2025, the Company entered into a share purchase agreement with Mobius Technology Co., Limited, Dreamwork International Investments Ltd. (together, the “Sellers”), and Mobius Technology Limited (the “Core Team”). Pursuant to the agreement, the Company agreed to acquire from the Sellers an aggregate of 1,745

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. SUBSEQUENT EVENTS (cont.)

ordinary shares of aitos.io Pte. Ltd. (“aitos”), a technology company focused on integrating Internet of Things (IoT) innovations with blockchain technology, representing approximately 16.58% of aitos’ issued and outstanding shares, for a total consideration of US$8.29 million, payable in 5,181,250 Class B ordinary shares of the Company at US$1.6 per share. In addition, the Company agreed to issue 6,000,000 Class B ordinary shares to the Core Team as performance incentives and retention bonus. The shares to be issued are subject to transfer restrictions and staged release. Following the closing, the Company will be entitled to appoint one director to aitos’ board of directors.

Joint Venture Agreement

On September 4, 2025, the Company’s subsidiary, NWTN Investment L.L.C.-FZ, entered into a joint venture agreement with JW Global Holding L.L.C-FZ (“JW”) and Ferox Investment L.L.C. to establish a limited liability company in the United Arab Emirates under the proposed name “Robo.AI Industrial City.” The Company will hold 51% of the equity interest, JW 24.5%, and Ferox 24.5%. The joint venture will focus on the production and distribution of premium intelligent vehicles, eVTOL, smart logistics and delivery hardware, and other smart devices. Governance, profit-sharing, intellectual property ownership, and transfer restrictions are addressed in the agreement, which has an initial 20-year term.

Equity Acquisition Agreement

On August 29, 2025, the Company completed the acquisition of Astra Mobility Meta (Cayman Islands) Limited (“Astra”) pursuant to a share exchange acquisition agreement (as supplemented, the “Astra Agreement”) entered into with Astra and its shareholders. Under the Astra Agreement, the Company agreed to issue 15,000,000 Class B ordinary shares, valued at $1.00 per share, as consideration for 100% of the equity interest in Astra. The consideration shares were issued to an escrow account and are subject to release upon the completion of Astra’s intellectual property registration with the relevant authorities and satisfaction of specified service and performance conditions. Following the transaction, Astra became a wholly-owned subsidiary of the Company.

Cooperation Agreement

On September 6, 2025, the Company entered into a cooperation agreement with EVT Aerotechnics (Nanjing) Co., Ltd. to establish a joint venture in the United Arab Emirates for the global sales, distribution and localized development of electric vertical take-off and landing (“eVTOL”) aircraft, as well as the potential establishment of an assembly facility in the UAE. The Company will hold a 51% equity interest and contribute facilities, regulatory and market access support, and funding, while EVT will hold a 49% equity interest and contribute an exclusive license for eVTOL technology outside mainland China together with technical support. The joint venture’s board will consist of five members, with three nominated by the Company and two by EVT. The parties have agreed to negotiate and execute definitive agreements within 30 days of signing.

Entry into a Standby Equity Purchase Agreement

On September 3, 2025, the Company entered into a standby equity purchase agreement with YA II PN, Ltd. (“Yorkville”), under which the Company may, at its discretion, issue and sell up to $100.0 million of its Class B ordinary shares over a 24-month period, subject to certain conditions and limitations, including a cap on Yorkville’s ownership of 4.99%. The purchase price per share will be based on a discount to the volume-weighted average price. In connection with the agreement, the Company is required to pay a structuring fee and a commitment fee, partially payable in cash or shares. The Company is also required to file a registration statement for the resale of shares before it may draw on the facility.

ROBO.AI INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars in thousands, except share and per share data)

18. SUBSEQUENT EVENTS (cont.)

Change of Company Name and Ticker Symbol

On August 12, 2025, the Company’s shareholders approved a change of the Company’s name from NWTN Inc. to Robo.ai Inc., which became effective on August 15, 2025. The Company’s Class B ordinary shares began trading on Nasdaq under the new name and ticker symbol “AIIO” on August 26, 2025.

Entry Into a Material Definitive Agreement

On August 8, 2025, the Company entered into an Asset Contribution & Share Issuance Agreement with JW International LLC-FZ, pursuant to which JW will contribute exclusive four-year usage rights to its CKD automotive assembly facility in Pakistan and access to its nationwide sales and distribution network. In exchange, the Company will issue 10,000,000 restricted Class B ordinary shares to JW at US$1.41 per share. The shares will be subject to a four-year lock-up period, and JW has committed to facilitating the sale of no less than 50,000 vehicles over the four years following closing. The transaction is subject to customary conditions precedent and is expected to close within 15 business days after satisfaction of such conditions.

Issuance of Shares to New Investors and Service Providers

On August 5, 2025 and September 8, 2025, the Company issued an aggregate of approximately 45.0 million Class B ordinary shares to new investors and service providers pursuant to certain share subscription, issuance and stock grant agreements. These issuances comprised shares subscribed for cash consideration, shares issued in settlement of payment obligations, and shares granted as compensation for services previously rendered to the Company. The addition of these new investors further diversified the Company’s shareholder base. Following these share issuances, as of September 22, 2025, the Company had 337,605,861 ordinary shares issued and outstanding, consisting of 36,350,011 Class A ordinary shares and 301,255,850 Class B ordinary shares.